June 6, 2016

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

Mail Stop 3561

Washington, D.C.  20549

Re:          J.B. Hunt Transport Services, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 23, 2016

File No. 000-11757

Dear Mr. Shenk:

This letter is in response to your examination of our Form 10-K for the year ended December 31, 2016, and your letter dated May 24, 2016.

Your comments and questions on the Form 10-K have been duplicated for your convenience directly above our responses. In our responses, the terms “we,” “us,” “our” and “the company” refer to J.B. Hunt Transport Services, Inc.

Item 9A: Controls and Procedures

Disclosure Controls and Procedures, page 24

1.

It appears that your disclosure may be qualified in that it does not address the full definition of disclosure controls and procedures as defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In particular, it does not address the portion of the definition in regard to information that is “recorded,” “reported,” and “communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.” Please confirm to us and revise to clarify, if true, that the conclusion of your officers is also on this basis.

Response:

We confirm that the conclusion of our Chief Executive Officer and our Chief Financial Officer regarding the effectiveness of our disclosure controls and procedures as of December 31, 2015 was based on the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). We will revise our future filings to conform to the following updated disclosure:

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain controls and procedures designed to ensure that the information we are required to disclose in the reports we file with the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC rules, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

Notes to Consolidated Financial Statements

Note 3: Financing Arrangements, page 41

2.

We note your disclosure in this note that the three outstanding senior note issuances were issued by a parent-level holding company with no significant assets or operations. In connection with this, please tell us your consideration of Rule 4-08(e)(3)(i) and (ii) of Regulation S-X in regard to restricted net assets and related disclosure.

Response:

Because “restricted net assets” and equity in undistributed earnings did not together exceed 25 percent of our consolidated net assets at December 31, 2015, we concluded that the disclosures otherwise required by Regulation S-X Rule 4-08(e)(3)(i) and (ii) were not applicable.

You specifically noted our three outstanding senior note issuances, each of which was guaranteed by our principal operating subsidiary, J.B. Hunt Transport, Inc. (“Transport”). Those senior notes were issued by us pursuant to an indenture and supplemental indentures, none of which imposes restrictions on transfers to us by Transport or any of our other subsidiaries “in the form of loans, advances or cash dividends.” Neither are any such restrictions found in other “borrowing arrangements, regulatory restraints, [requirements of a] foreign government, etc.” applicable to us and/or our consolidated and unconsolidated subsidiaries. In particular, not only does our Credit Agreement dated September 30, 2015 (the “Credit Agreement,” filed as Exhibit 10.1 to our Current Report on Form 8-K dated October 2, 2015), not restrict such transfers, its Section 7.09 effectively prohibits our subsidiaries from creating or allowing to exist any such restrictions. Moreover, the Credit Agreement does not include any “working capital, net tangible asset, or net asset levels” covenants that are directly applicable to any subsidiary or other provisions that might indirectly restrict loans, advances or cash dividends from any subsidiary to us. Consequently there were no “restricted net assets” included in our year-end consolidated net assets.

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

Further, at December 31, 2015, we did not have “equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method.”

For the reasons described above, our consideration of Rule 4-08(e)(3)(i) and (ii) led us to believe that its disclosures were not required under the facts and circumstances existing as of December 31, 2015.

We hereby acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us should you have questions regarding any of our responses above or further comments to our Form 10-K.

Sincerely,

/s/ David G. Mee

David G. Mee

EVP, Finance & Administration

Chief Financial Officer

(Principal Financial Officer)